UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934
For the month of December 2012

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant information regarding acquisition of BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

Item 1

Grupo Aval Acciones y Valores S.A. (Grupo Aval) informs that its subsidiary Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (Porvenir) has entered into a stock purchase agreement with Banco Bilbao Vizcaya Argentaria S.A. of Spain (BBVA) and Compañía Chilena de Inversiones S.L., an affiliate of BBVA, for the acquisition of 99.99% of the shares of BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. (Horizonte). The obligations of Porvenir under the foregoing agreement are supported by Grupo Aval. The consummation of the transaction is subject to the receipt of the required regulatory approvals and to the satisfaction of certain legal and contractual conditions. The agreed total price is US$530 million, which is subject to customary adjustments for transactions of this nature.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2012

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel